UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-39950

Evaxion Biotech A/S

(Exact Name of Registrant as Specified in Its Charter)

Dr. Neergaards Vej 5f

DK-2970 Hoersholm

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in Evaxion Biotech A/S’s (the “Company”) registration statements on Form S-8 (File No. 333-255064), on Form F-3 (File No. 333-265132), on Form F-1, as amended (File No. 333-266050), Form F-1 (File No. 333-276505), Form F-1 (File No. 333-279153), Form F-1 (File No. 333-283304), and Form F-3 (File No. 333- 285778), including any prospectuses forming a part of such registration statements and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Amendment to Articles of Association

Warrant Grants

On March 19, 2025, the Company’s board of directors ascertained that the number of warrants granted February 6, 2025 to the directors, members of management and employees of the Company is calculated to be 1,372,407, rather than 1,367,199 warrants (the “Warrants”). Therefore, Article 2.5.13 of the Articles of Association was updated to provide for the grant of an additional 5,208 Warrants. Each Warrant confers the right to subscribe for one ordinary share of the Company at an exercise price equal to US $0.073 per share, converted into DKK using the official exchange rate between DKK and USD on the date of exercise; however no less than DKK 0.25 per share of nominal DKK 0.25 and provided, however, that the adjustment mechanisms in clause 6 of Appendix 5 to the Articles of Association may result in a different subscription price. The Warrants were issued on the terms and conditions set out in Appendix 5 of the Company’s Articles of Association. These Warrants vest with 1/12 per month from January 1, 2025.

After giving effect to the grant of the Warrants described above, warrants to subscribe for an additional 36,473,753 ordinary shares of the Company remain available for future grant by the Company’s board of directors pursuant to article 2.5 of the Company’s Articles of Association. The foregoing description of the material terms of the Warrants is qualified in its entirety by reference to the Company’s Articles of Association, which is included as Exhibit 1.1 hereto and incorporated by reference herein.

Warrant Amendments

The Company has agreed with certain investors to convert the subscription price for 48,883,500 warrants representing ordinary shares from USD to DKK. The warrants were granted on 30 January 2025. It was agreed that: the subscription price for 38,883,500 warrants was converted from USD 0.0542 per nominal DKK 0.25 share to DKK 0.38 (rounded) per nominal DKK 0.25 share; the subscription price for 7,500,000 warrants was converted from USD 0.0542 per nominal DKK 0.25 share to DKK 0.39 (rounded) per nominal DKK 0.25 share; and the subscription price for 2,500,000 warrants was converted from USD 0.0542 per nominal DKK 0.25 share to DKK 0.37 (rounded) per nominal DKK 0.25 share. Pursuant to a board resolution dated 9 April 2025 article 2.11.4 of the Company’s articles of association was amended accordingly.

The Company’s Articles of Association were amended as of March 19, 2025, and April 9, 2025 to reflect the grant of Warrants and the conversion of the subscription price of warrants granted to certain investors and are attached hereto as Exhibit 1.1.

Exhibits

Exhibit
No.	Description
1.1	Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Evaxion Biotech A/S

Date: April 29, 2025	By:	/s/ Christian Kanstrup
Christian Kanstrup
Chief Executive Officer